# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GENESCO INC, CIK 0000018498
CUSIP: 371532102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 535 Marriott Drive, Nashville, Tennessee (TN), 37214
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000929638-25-001934
Filed by CIK 0001959730

## Reporting persons
- Fund 1 Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 425,310; sole dispositive power 0; shared dispositive power 425,310; aggregate amount beneficially owned 425,310 (3.92% of the class)
  Comment: (Limited Liability Company)

## Item 1. Issuer
Name of issuer: GENESCO INC
Address of issuer's principal executive offices: 535 Marriott Drive, Nashville, Tennessee, 37214

## Item 2. Person Filing
Name of person filing: Fund 1 Investments, LLC
Address of principal business office or, if none, residence:
100 Carr 115 Unit 1900
Rincon, Puerto Rico 00677
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 425,310
Percent of class: 3.92
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 425,310
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
425,310

Shares reported herein for Fund 1 Investments, LLC are held by private investment vehicles for which Pleasant Lake Partners LLC serves as investment adviser. Fund 1 Investments, LLC serves as managing member of Pleasant Lake Partners LLC. Jonathan Lennon serves as managing member of Fund 1 Investments, LLC. The Reporting Person disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest therein.

All percentages reported herein with respect to the Reporting Person's holdings are calculated based upon a statement in the Issuer's Annual Report on Form 10-K for the fiscal year ended January 31, 2026, as filed with the Securities and Exchange Commission on March 25, 2026, that there were 10,858,224 shares of Common Stock of the Issuer outstanding as of March 13, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Fund 1 Investments, LLC: /s/ Benjamin C. Cable, Benjamin C. Cable/Chief Operating Officer (05/15/2026)